UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16
OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2016

Commission file number: 001-36621

FOAMIX PHARMACEUTICALS LTD.
(Translation of registrant's name into English)

2 Holzman Street, Weizmann Science Park
Rehovot, Israel
(Address of principal executive office)
_____________________

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒      Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Enclosed hereto and incorporated herein by reference are copies of the following items being furnished by Foamix Pharmaceuticals Ltd. (“Foamix”) in connection with its annual general meeting of shareholders (the “Meeting”) to be held at Foamix’s offices, located at 2 Holzman Street, Weizmann Science Park, Rehovot, Israel, on Monday, April 18, 2016 at 3:00 p.m., Israel time:

Exhibit 99.1: Notice and Proxy Statement, each dated March 9, 2016, in connection with the Meeting.
Exhibit 99.2: Proxy Card for use in connection with the Meeting.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

FOAMIX PHARMACEUTICALS LTD. (Registrant)
By: /s/ Meir Eini
Name: Meir Eini
Title: Chairman of the Board of Directors
 Date: March 9, 2016